Exhibit 99.1

NEWS RELEASE
January 28, 2015
Trading Symbols:
AMM : TSX, AAU : NYSE MKT
www.almadenminerals.com

DUANE AND MORGAN POLIQUIN AWARDED THE AME BC COLIN SPENCE AWARD FOR EXCELLENCE IN GLOBAL MINERAL EXPLORATION

Almaden Minerals Ltd. (“Almaden" or the "Company"; AMM: TSX; AAU: NYSE MKT) is pleased to announce that Duane and Morgan Poliquin were formally presented with the 2014 Colin Spence Award at last night’s Celebration of Excellence Gala hosted by The Association for Mineral Exploration, British Columbia (AME-BC). The Colin Spence Award recognizes excellence in global mineral exploration.

Quoting from the AME-BC news release dated December 9, 2014:

"Duane  and  Morgan  Poliquin  are  the  recipients  of  the  Colin  Spence  Award  for  excellence  in  global  mineral exploration. This father and son team is being recognized particularly for its roles in the recent discovery and advancement of the Ixtaca gold-silver deposit for Almaden Minerals Ltd. at its Tuligtic property in eastern Mexico. This is one of the most significant greenfield discoveries of recent times, following several years of diligent research and exploration efforts focused on an underexplored area."

President and CEO and co-recipient Morgan Poliquin said: "It is an honour to receive this level of peer recognition and a great privilege to share this award with Almaden’s Chairman who is a mentor to the entire Almaden team.”

Previous recipients of the award include; Ross J. Beaty, Roman Shklanka, Charles Forster, Mark Rebagliati, The Rubicon Team (David Adamson, Mathew Wunder, Ian Russell, Terry Bursey, Crystal McCullough), Jeff Pontius and the International Tower Hill Team, Alistair McCready and Dr. Michael Gunning, and Ben and Garrett Ainsworth.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company is actively developing its 100% owned Ixtaca gold-silver deposit in Mexico. The Company has assembled mineral exploration projects in Canada, United States and Mexico, including the Ixtaca deposit through its past grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science-driven exploration. This resulted in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exiting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Since going public in 1986, Almaden’s business model has been to find, acquire and develop mineral projects in partnership with other mining enterprises with a willingness to fund tenure payments and exploration expenditures, which limits Almaden’s share dilution. The Company has expanded this business model, described by some as prospect generation, by more aggressively advancing and developing its projects towards production, including the Ixtaca deposit.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, include but  are  not  limited  to,  statements  with  respect  to  completion  of  the  proposed  strategic  reorganization, the availability of working capital for both Almaden and Spinco, obtaining shareholder, court and TSX approval of the proposed strategic reorganization, the listing of Spinco shares on the TSX-V, and the timing for mailing of an information circular, holding Almaden’s AGM and completing the proposed strategic reorganization.  These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden or Spinco to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk of the Company not obtaining court, shareholder or stock exchange approval to proceed with the proposed strategic reorganization, the risk of unexpected tax consequences to the proposed strategic reorganization, the risk of unanticipated material expenditures required by the Company prior to completion o f the proposed strategic reorganization, risks of the market valuing Almaden and Spinco in a manner not anticipated by the Company, risks related to international operations and joint ventures, the actual results of current exploration activities, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.